Filed Pursuant to Rule 424(b)(3)

Registration No. 333-255557

BROOKFIELD REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 2 DATED DECEMBER 2, 2021

TO THE PROSPECTUS DATED NOVEMBER 2, 2021

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Brookfield Real Estate Income Trust Inc., dated November 2, 2021 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Brookfield Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to disclose a commitment by the Brookfield Investor to purchase up to $83 million in units of the Operating Partnership.

Commitment by the Brookfield Investor

On November 30, 2021, the Operating Partnership and BUSI II-C L.P., an affiliate of Brookfield (the “Brookfield Investor”), entered into a subscription agreement (the “Subscription Agreement”) pursuant to which the Brookfield Investor agreed to purchase up to $83 million in Class E Operating Partnership units (“Class E Units”) upon the request of the general partner of the Operating Partnership, of which we are the sole member, at one or more closings held prior to March 1, 2022 in a private offering exempt from registration under Section 4(a)(2) of the Securities Act, or another available exemption under the Securities Act. The purchase price per Class E Unit purchased by the Brookfield Investor pursuant to the Subscription Agreement will be the most recently determined NAV per Class E Unit.

The Class E Units purchased by the Brookfield Investor pursuant to the Subscription Agreement will not be subject to the repurchase arrangement entered into by us, the Operating Partnership and the Brookfield Investor with respect to the Class E Units and Class E shares of our common stock that the Brookfield Investor received in connection with its previously disclosed contribution of the Brookfield Portfolio to the Operating Partnership.

Pursuant to the Subscription Agreement, the general partner of the Operating Partnership, of which we are the sole member, has agreed to waive the twelve-month holding period set forth in Section 8.5(a) of the partnership agreement of the Operating Partnership with respect to Class E Units purchased by the Brookfield Investor pursuant to the Subscription Agreement. The Brookfield Investor will have the right to cause the Operating Partnership to redeem all or a portion of the Class E Units it purchases pursuant to the Subscription Agreement for, at the sole discretion of the General Partner, shares of our common stock, cash or a combination of both. Any redemption of Operating Partnership units will occur at a price based on the NAV of the Class E Units on the date of redemption. In the event the General Partner elects for the Brookfield Investor of such Operating Partnership units to be paid in shares of the Company’s common stock, the Company will pay the Brookfield Investor a number of shares with an aggregate NAV on the date of redemption equal to the aggregate NAV of the Class E Units being redeemed.

In addition, the Subscription Agreement provides that in the case of any redemption of a Class E Unit purchased by the Brookfield Investor pursuant to the Subscription Agreement at any time prior to the first anniversary of the date on which such Class E Unit was issued to the Brookfield Investor, a 2% redemption fee shall apply.